Exhibit 99.1

Appendix 3D

Changes relating to buy-back

Rule 3.8A

Appendix 3D

Changes relating to buy-back

(except minimum holding buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001, 11/01/10

Name of entity	ABN/ARSN

James Hardie Industries plc	097 829 895

We (the entity) give ASX the following information.

1	Date that an Appendix 3C or the last Appendix 3D was given to ASX	11 June 2014

Information about the change

Complete each item for which there has been a change and items 9 and 10.

		Column 1 (Details announced to market in Appendix 3C or last Appendix 3D)	Column 2 (Details of change to buy-back proposals)
On-market buy-back

2	Name of broker who will act on the company’s behalf	Goldman Sachs Australia Pty Ltd	No change

3	Deleted 30/9/2001.

4

If the company/trust intends to buy back a maximum number of  shares/units – that number

Note: This requires a figure to be included, not a percentage. The reference to a maximum number is to the total number including shares/units already bought back and shares/units remaining to be bought back. If the total has not changed, the item does not need to be completed.

		Up to 22,216,125 CUFS/ordinary shares	No change

+ See chapter 19 for defined terms.

11/01/2010 Appendix 3D  Page 1

Appendix 3D

Changes relating to buy-back

		Column 1 (Details announced to market in Appendix 3C or last Appendix 3D)	Column 2 (Details of change to buy-back proposals)

5	If the company/trust intends to buy back a maximum number of shares/units – the number remaining to be bought back	Up to 22,216,125 CUFS/ordinary shares	No change

6	If the company/trust intends to buy-back shares/units within a period of time – that period of time; if the company/trust intends that the buy-back be of unlimited duration - that intention	12 months

No change, other than to confirm that unless an Appendix 3F is given to ASX notifying that the buyback is at an end the on-market buyback will remain open for 12 months from the date the Appendix 3C was given to ASX (22 May 2014), even if no purchases have been made for a period of months

7	If the company/trust intends to buy back shares/units if conditions are met – those conditions	Not applicable	No change
All buy-backs

8	Any other change	Not applicable	No change

+ See chapter 19 for defined terms.

Appendix 3D Page 2	11/01/2010

Appendix 3D

Changes relating to buy-back

9	Reason for change	No change

10	Any other information material to a shareholder’s/unitholder’s decision whether to accept the offer (eg, details of any proposed takeover bid)	Not applicable

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

or, for trusts only:

1.	The trust is in compliance with all requirements of the Corporations Act as modified by Class Order 07/422, and of the trust’s constitution, relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	/s/ Natasha Mercer	Date: 7 August 2014
(Company secretary)

Print name:	Natasha Mercer

== == == == ==

+ See chapter 19 for defined terms.

11/01/2010 Appendix 3D  Page 3